Aurora Cannabis to Be Lead Investor in Choom Holdings Private Placement

Delivering Product Diversification and Access to Craft Grower's Western Canada Retail Strategy

EDMONTON, June 13, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced today that it intends to complete a $7 million investment in Choom Holdings Inc. ("Choom") (CSE:CHOO) (OTCQB: CHOOF), whereby Aurora will receive 9,859,155 common shares from Choom's treasury, priced at $0.71 per share (the "Transaction"), representing an 8% ownership interest.

Choom currently operates two late stage applicants under the Access to Cannabis for Medical Purposes Regulations ("ACMPR"). Choom has agreements in place to acquire two additional late-stage applicant craft growers in BC and Saskatchewan, including a facility in Sooke, British Columbia, anticipated to receive its cultivation license from Health Canada in the third quarter of 2018.

The relationship between Aurora and Choom germinated through Aurora Pro, the platform through which the Company delivers a variety of services to industry participants, including cultivation, genetics, regulatory consultancy and market development services. The Aurora Pro platform was developed by Aurora to interact with craft growers who are faced with potentially unreasonable entry barriers to the adult usage market in Canada.

Choom's strategy is to develop a carefully curated portfolio of high-grade cannabis strains with ideal characteristics for craft growing, targeting the premium segment of the adult consumer use market. Choom continues to develop a sophisticated brand, high-grade products, and an elevated in-store customer experience. Images of the company's concept cannabis retail outlets can be found on https://bit.ly/2JzwdOr.

To date, Choom has secured rights to 17 retail leases in highly defensible locations throughout Alberta. Applications to obtain a cannabis retail license for these outlets have been submitted. Choom also has 7 leases secured in BC, and licenses will be applied for upon commencement of the licensing program in BC. Choom furthermore intends to play an important role in the Saskatchewan retail market, and has a robust strategy in place to develop its presence in this market.

Management Commentary

"Our investment in a consumer-focused brand with a strong retail strategy offers Aurora additional growth opportunities through supply, retail and distribution to the adult consumer use market, and provides a good example of the functioning of Aurora Pro," said Terry Booth, CEO of Aurora. "Choom has established a well-developed brand, supported by deep roots within the British Columbia cannabis community and a passion for high-grade, handcrafted product. We're excited to strengthen our relationship with the team at Choom and help amplify their market reach as they continue to execute on their differentiated craft growing philosophy and their unique retail strategy."

Chris Bogart, President & CEO for Choom, added, "Teaming up with what we consider to be the most dynamic licensed producer with exceptional strength throughout the entire cannabis value chain, we believe, will prove to be a key growth accelerator for Choom. Both companies have a very strong focus on the entire customer experience, key in establishing exceptional brands. This investment by Aurora is a strong signal to our markets and our shareholders that Choom's strategy meets with the highest standards in the industry."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed by Health Canada. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc. ("ALPS"). ALPS provides comprehensive project services related to the design, engineering, construction support, compliance requirement, genetics, commissioning and maintenance of Aurora Standard production facilities across the globe.

The Company's wholly-owned subsidiary CanniMed Therapeutics Inc. ("CanniMed") is Canada's first licensed producer of medical cannabis, with over 20,000 kg per annum in funded capacity. Aurora also owns Berlin-based Pedanios GmbH, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark.

The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 25% ownership interest in Alcanna Inc. ("CLIQ"), Western Canada's largest private retail chain of liquor stores, who are developing a cannabis retail network in Western Canada. In addition, the Company holds approximately 17% of the issued shares in leading extraction technology company Radient Technologies Inc, and holds 52.7% of Hempco Food and Fiber Inc.

Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian licensed producer The Green Organic Dutchman Ltd., with options to increase to majority ownership. Finally, the Company owns a 9.14% stake in CTT Pharmaceutical, an innovative product development company within the cannabis space.

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

About Choom

Choom™ was created for and inspired by the Choom Gang; a group of buddies in Honolulu during the 1970's who loved to smoke weed—or as the locals called it, "Choom". Now, after four decades, Choom™ is bringing the spirit of Hawaii to Canada. Choom™ is focused on delivering an elevated customer experience through our curated retail environments, high-grade handcrafted Cannabis supply, and a diversity of brands for the Canadian recreational consumer.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to: a) closing of the Transaction, b) the benefits realized by Aurora and Choom upon completing the Transaction, c) Choom's expansion and development plans, and d) the receipt by Choom of retail licenses. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2018/13/c7951.html

%SEDAR: 00025675E

For further information: For Aurora: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, +1.705.606.0744, rob.kelly@auroramj.com, www.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 13-JUN-18